Exhibit 99.2

PRE-PAID PURCHASE AMENDMENT

This Pre-Paid Purchase Amendment (this “Amendment”) is entered into as of August 19, 2026 (the “Effective Date”), by and between Avondale Capital, LLC, a Utah limited liability company (“Investor”), and Founder Group Limited, a British Virgin Islands company (“Company”).

A. Company previously sold and issued to Investor that certain Pre-Paid Purchase #1 dated July 6, 2026 in the original principal amount of $1,080,000.00 (the “PPP #1”).

B. PPP #1 was issued pursuant to that certain Securities Purchase Agreement dated July 6, 2026 by and between Investor and Company (the “Purchase Agreement”).

C. Investor and Company have agreed, subject to the terms, amendments, conditions and understanding expressed in this Amendment, to amend PPP #1.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Purchase Share Purchase Price. The term “Purchase Share Purchase Price” found in Attachment 1 to PPP #1 is hereby deleted in its entirety and replaced with the following:

“A16. “Purchase Share Purchase Price” means a price per share equal to the lower of: (a) 85% of the lowest daily VWAP during the ten (10) consecutive Trading Days immediately prior to the Purchase Notice Date; and (b) 85% of the lowest Intraday Hourly VWAP during the Trading Day on which the Purchase Notice is submitted.”

2. Intraday Trade Price. The following defined term shall be added to Attachment 1 to PPP #1 as definition A19:

“A19. “Intraday Hourly VWAP” means the lowest hourly VWAP of the Ordinary Shares for any completed one-hour period prior to the time of submission of the Purchase Notice during the Trading Day on which the Purchase Notice is submitted measured every hour beginning at 3:00 AM Central Time and ending on 7:00 PM Central Time.”

3. Certain Acknowledgments. Each of the parties acknowledges and agrees that no property or cash consideration of any kind whatsoever has been or shall be given by Investor to Company in connection with this Amendment.

4. Other Terms Unchanged. Except as expressly amended by this Amendment, PPP #1 shall remain unchanged. PPP #1, as amended by this Amendment, remains and continues in full force and effect, constitutes legal, valid, and binding obligations of each of the parties, and is in all respects agreed to, ratified, and confirmed. Any reference to PPP #1 after the date of this Amendment is deemed to be a reference to PPP #1 as amended by this Amendment. If there is a conflict between the terms of this Amendment and PPP #1, the terms of this Amendment shall control. No forbearance or waiver may be implied by this Amendment. Except as expressly set forth herein, the execution, delivery, and performance of this Amendment shall not operate as a waiver of, or as an amendment to, any right, power, or remedy of Investor under PPP #1, as in effect prior to the date hereof. For the avoidance of doubt, this Amendment shall be subject to the same governing law, venue, and arbitration provisions as PPP #1.

5. No Reliance. Company acknowledges and agrees that neither Investor nor any of its officers, directors, members, managers, equity holders, representatives or agents has made any representations or warranties to Company or any of its agents, representatives, officers, directors, or employees except as expressly set forth in this Amendment and PPP #1 and, in making its decision to enter into the transactions contemplated by this Amendment, Company is not relying on any representation, warranty, covenant or promise of Investor or its officers, directors, members, managers, equity holders, agents or representatives other than as set forth in this Amendment.

6. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument. The parties hereto confirm that any electronic copy of another party’s executed counterpart of this Amendment (or such party’s signature page thereof) will be deemed to be an executed original thereof.

7. Further Assurances. Each party shall do and perform or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Amendment and the consummation of the transactions contemplated hereby.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date set forth above.

INVESTOR:

Streeterville Capital, LLC

By:	/s/ John Fife
John Fife, President

COMPANY:

Founder Group Limited

By:	/s/ Lee Seng Chi
Lee Seng Chi, Chief Executive Officer